Exhibit 99.140

Fire & Flower Appoints Nadia Vattovaz to Chief Operating Officer and Announces Judy Adam as New Chief Financial Officer

TORONTO, April 29, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced the appointment of Nadia Vattovaz to her new role as Chief Operating Officer (“COO”) and the addition of Judy Adam to the Company as Chief Financial Officer (“CFO”).

Nadia Vattovaz, Chief Operating Officer, Fire & Flower (CNW Group/Fire & Flower Holdings Corp.)

Judy Adam, Chief Financial Officer, Fire & Flower (CNW Group/Fire & Flower Holdings Corp.)

Ms. Vattovaz joined the Company in 2018 and was previously the CFO and Executive Vice-President, Operations. Effective May 17, 2021, in her new role as COO, Ms. Vattovaz will lead the Company’s ongoing operations and oversee the successful execution of the Company’s aggressive retail growth plan. As part of the executive leadership team, this role will be responsible for overseeing the Company’s real estate, construction, marketing, merchandising, distribution and retail operations functions.

“We are delighted to appoint Nadia to this new role,” said Trevor Fencott, President and CEO of Fire & Flower. “Her combination of leadership and strong financial experience in growing successful organizations has served Fire & Flower exceptionally well since she joined us. Nadia is a proven results-driven leader with a 20-year track record of performance and retail leadership and her efforts have greatly assisted Fire & Flower’s growth and success to date. This appointment is key in continuing our momentum and strategic execution and will allow Nadia to focus on optimizing our operations and delivering on our growth and revenue generation goals. With Nadia leading our operations in her new role, we position ourselves to continue to successfully scale our company and lead our industry, delivering a superior guest experience and generating positive results for our shareholders, customers, team members and vendors alike.”

Appointment of New Chief Financial Officer Effective May 17, 2021

In concert with the COO appointment, Fire & Flower is pleased to announce the appointment of Judy Adam as CFO. Ms. Adam is a Chartered Professional Accountant and brings more than 25 years of public company experience as a financial executive to Fire & Flower including experience with both the TSX and NYSE listed companies.

“Judy’s deep experience with scaling a business from $160 million to $1.7 billion is precisely what Fire & Flower needs at this point,” commented Mr. Fencott. “Her impressive understanding of digital technology and consumer packaged goods coincides extremely well with our strategic focus and her extensive experience in mergers and acquisitions and capital markets will be a strong accelerator to our aggressive growth plans. We are delighted to have her join our team and look forward to the strong financial acumen and experience she brings with her.”

Prior to joining Fire & Flower, Ms. Adam was the CFO of MAV Beauty Brands and under her leadership, supported the company’s growth following its initial public offering in July 2018 by enhancing financial controls and processes as well as completing the acquisition of its fourth brand in November 2019. Prior to that, Ms. Adam was at Corus Entertainment for nearly 20 years, starting in 1999 as a key member of the original management team that created the company. She progressed her career there and held other financial roles of increasing responsibility, and in 2016 was appointed to Senior Vice-President, Finance. During her tenure with Corus Entertainment, Ms. Adam played a significant role in providing financial and executive leadership, most notably her involvement in completing various strategic acquisitions totaling over $4.8 billion.

“On behalf of our Board of Directors and all our stakeholders, I am extremely pleased to welcome Judy to the team and congratulate Nadia on her new appointment. We look forward to both of their contributions in future as part of our Executive leadership team and our relentless pursuit of profitable growth, expansion and innovation,” concludes Mr. Fencott.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 80 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and fifty-two weeks ended January 30, 2021 filed on its issuer profile on SEDAR at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations; media@fireandflower.com; 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW06:00e 29-APR-21